Exhibit 99.2

1 1 New Frontier Health Q2 2020 Results Aug 27, 2020

Disclaimer

Forward-Looking Statements

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The actual results of New Frontier Health Corporation (the "Company") may differ from the Company's expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue", and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including, but not limited to, the Company's ability to manage growth; the Company's ability to execute its business plan, including its planned expansions, and meet its projections; rising costs adversely affecting the Company's profitability; potential litigation involving the Company; general economic and market conditions impacting demand for the Company's services, and in particular the effects of COVID-19 on the Company's business and financial condition as well as other economic and market conditions in the Chinese healthcare industry and changes in the rules and regulations that apply to such business, including as it relates to foreign investments in such businesses; and other risks and uncertainties indicated from time to time in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Most of these factors are outside of the Company's control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Financial Information

The Company acquired UFH in a business combination that closed on December 18, 2019. The financial results for the years ended December 31, 2018 and 2019, and for the quarter ended June 30, 2019 presented herein are those of the Company's wholly owned subsidiary, Healthy Harmony Holdings, L.P. (the "Predecessor"), while the financial results for the quarter ended June 30, 2020, presented herein are those of the combined Company (the "Successor").

Industry and Market Data

In this presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which the Company competes and other industry data. The Company obtained this information and statistics from third-party sources, including reports by market research firms and company filings.

Use of Non-IFRS Financial Matters

The discussion and analysis includes certain measures, including Adjusted EBITDA (before IFRS 16 adoption), Adjusted EBITDA Margin, Free Cash Flow and Pro-forma Adjusted EBITDA, and Pro-forma Adjusted EBITDA Margin, which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. We use these measures to evaluate our operating results and for financial and operational decision-making purposes. We believe that Adjusted EBITDA and Pro-forma Adjusted EBITDA helps compare our performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance and helps identify underlying operating results and trends.

Adjusted EBITDA (before IFRS 16 adoption), is calculated as net loss plus (i) depreciation and amortization, (ii) finance expense/(income), (iii) other gains or losses, (iv) other expenses (such as share based compensation), (v) provision for income taxes, as further adjusted for (vi) certain monitoring fees paid to certain shareholders prior to the Business Combination, (vii) lease expense adjustments as a result of adoption of IFRS 16, (viii) transaction related costs, (ix) Gain on disposal of an associate and (x) Severance costs as a result of the restructuring process mainly in corporate headquarters since the second quarter of 2020. UFH adopted IFRS 16 on January 1, 2019, and recognized lease liabilities and corresponding "right-of-use" assets for all applicable leases, and recognized interest expense accrued on the outstanding balance of the lease liabilities and depreciation of right-of-use assets. As a result, the adoption of IFRS 16 caused depreciation and amortization and finance costs to increase in 2019 and excluded all applicable lease expenses in Adjusted EBITDA. For ease of comparison to prior periods, the Company eliminated the impact of IFRS 16 on Adjusted EBITDA.

Pro-forma Adjusted EBITDA, is calculated as net loss plus (i) depreciation and amortization, (ii) finance expense/(income), (iii) other gains or losses, (iv) other expenses (such as share based compensation), (v) provision for income taxes, as further adjusted for (vi) certain monitoring fees paid to certain shareholders prior to the Business Combination, (vii) lease expense adjustment as a result of adoption of IFRS 16, (viii) transaction related costs, (ix) Gain on disposal of an associate, (x) Severance costs as a result of the restructuring process mainly in corporate headquarters since the second quarter of 2020 and (xi) Pro-forma adjustments in PXU. See slide 46 for further information on these pro-forma adjustments.

Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA (before IFRS 16 adoption), by total revenue and Pro-forma Adjusted EBITDA margin is calculated by dividing Pro-forma Adjusted EBITDA by total revenue.

Free cash flow is calculated as 1) cash flow generated from operating activities 2) minus release of restricted cash, 3) minus capital lease payments, 4) add interest expense paid, 5) add one-off transaction expense related to the business combination, 6) minus capital expenditure on existing operations of the facilities.

A reconciliation of non-IFRS forward looking information to their corresponding IFRS measures are not included in this presentation as they cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted.

NEW FRONTIER HEALTH
2

3 3 Overview Q2 2020 Business Highlights Q2 2020 Financial R esults Growth Initiatives Appendix A - I ndustry Overview Appendix B - Additional Materials Table of Contents

4 4 Beijing United Family Hospital North (2020) OVERVIEW

5 5 Leading Private Healthcare Service Provider in China COMPREHENSIVE SERVICE OFFERING covering 30+ specialties 9 hospitals 1 14 clinics 1 1,000+ licensed beds 800+ physician staff 1000+ physician consultants 2019 A outpatient visits: ~ 6 33 ,000 2019 A inpatient visits: ~ 11, 000 Operating Assets 2 2019A Pro - Forma Adjusted EBITDA: RMB 483mm 2015A - 201 9 A CAGR: 30 .4 % Source: Company; As of Dec 31, 2019 1 . I ncludes 2 hospitals under construction, 14 directly operated clinics 2 . Operating assets include Beijing, Shanghai Puxi , Tianjin, Qingdao and Beijing Rehab Hospitals as well as B o’Ao and Hangzhou Clinics and post - partum care worker business 3 . All hospital and clinics with at least 3 years of operating experience are accredited or re - accredited on a 3 - year cycle . The newest Qingdao and Shanghai Pudong hospitals were not yet eligible in the 2017 audit, but Qingdao will be included in the 2020 audit and Pudong will be eligible in the next cycle . One of the LARGEST private healthcare service providers in China by revenue 2019 A total revenue : RMB ~ 2. 45 bn 2015A - 201 9 A CAGR: 1 5.1% 1 1 TOP - RANKED brand among high - end private hospitals ALL 3 JCI accredited Beijing United Family ONLY JCI and CAP accredited hospital FIRST da Vinci and MAKO in private hospital GCP certification from CFDA for conducting clinical drug trials

6 6 5 Hospitals Hub Spoke 8 Clinics Hub - and - Spoke Model 2 Hospitals Hub Spoke 4 Clinics Hub - and - Spoke Model 2 Hospitals Hub Spoke 2 Clinics Hub - and - Spoke Model Beijing Tianjin Qingdao Guangzhou Hangzhou Hainan Shenzhen 2 Shanghai Source: Company ; As of Dec 31, 2019 1. 5 hospitals in Beijing Cluster including Qingdao United Family and Tianjin United Family 2. UFH is expected to be given the exclusive right to manage New Frontier Group’s 64,000 sq. meter flagship Shenzhen city cen ter hospital as part of the transaction Broad geographic coverage across all four Tier 1 cities Strategic opportunity for expansion into Tier 2 cities GREATER BAY CLUSTER SHANGHAI CLUSTER + EAST CHINA BEIJING CLUSTER + NORTH CHINA 1 Nationwide Geographic Footprint

7 7 Expat 46% Local 54% BROADER ADDRESSABLE MARKET WITH MORE LOCAL PATIENTS 3 Commercial Insurance 37% Self - pay 63% Diversified Foundation for Future Growth Expat 29% Local 71% MULTI - SPECIALTY SERVICE OFFERING 1 2019A Source: Company 1. OB/GYN: Obstetrics and Gynecology; Peds: Pediatrics; Ortho: Orthopaedics; FM: Family Medicine; IM: Internal Medicine; ER: Eme rgency Room; PPR: Post - Partum Rehab 2. Split by revenue from insurance / self - pay patients 3. Split by volume of expat and local Chinese patients REVENUE MIX BETWEEN SERVICE & PHARMACY 2019A OB/GYN 22% Peds 14% Surgery 7% Ortho 7% FM 10% IM 8% ER 7% PPR 5% Others 19% 2014 2019A DIVERSIFIED PAYER STRUCTURE 2 Pharmacy 10% Service 90% 2019A

8 8 Revenue driven by high acuity departments including Orthopedics & Surgery High Acuity 163 351 2014 2019A Surgery Orthopedics Potential for Dermatology, ENT 1 , Ophthalmology & New Hope Oncology Centre New Specialties 51 138 2014 2019A Ophthalmology ENT Dermatology Comprehensive Provider with Entire “Lifecycle" Coverage Hub - and - spoke model creates comprehensive healthcare services platform with multiple patient touchpoints Clinics Home Health Attracting traffic with OB/GYN and Pediatrics 483 902 2014 2019A Pediatrics OB/GYN Revenue (RMB mm) Prenatal Care Pediatrics OB/ GYN 1 Expanding differentiated services complemented by Rehabilitation and PPR PPR 1 Rehabilitation 35 2014 2019A PPR Rehabilitation Broader patient base built up by Family Medicine 112 252 2014 2019A Family Medicine Family Medicine Dental Source: Company 1. OB/GYN: Obstetrics and Gynecology; ENT: Ear, Nose and Throat; PPR: Post - Partum Rehabilitation Hospitals 169

One of the Most Reputable Private Healthcare Brands in China

Ranks top for medical quality among high-end private hospitals by patients, doctors and government regulators

- 2003 – The **designated healthcare institution** for foreigners during the SARS period
- 2010 – **Official designated medical institutions** for the Shanghai World Expo
- 2015 - Named as **Most Investment-Worthy** Healthcare Company
- 2016 – Ranked **No.1** in China Top 100 Private Hospitals
- 2016 – Ranked **No.2** in China Private Hospital Valuable Brands
- 2016 – Ranked **No.18** in China Private Hospital Conglomerates Top 50 League
- 2018 – The designated **Well-Known Trademark**
- 2018 - Ranked **No.1** repeatedly as The Best Employer among all private hospitals

Ranking score of private brands among monthly households income >RMB 27K[1,2,3]



BEIJING
1.64
1.37
1.30
1.28
1.25
1.03
UFH
A
B
C
D
E
SHANGHAI
1.75
1.64
1.55
1.38
1.38
1.30
UFH
A
B
C
D
E
GUANGZHOU
1.85
1.55
1.53
1.50
1.48
1.08
UFH
A
B
C
D
E

Source: Company, Company Analysis
1. Survey Question 4: Please rank the following private hospital brands' medical quality. Screening criteria: Have had any kind of medical treatment in private hospital in past 36 months
2. Scoring methods: a) Score 5 for brand ranked 1st; Score 3 for brand ranked 2nd; Score 1 for brand ranked 3rd; b) Divide summed score by the number of respondents
3. Sample size for Beijing, Shanghai and Guangzhou were 105, 110 and 62 respondents, respectively

NEW FRONTIER HEALTH
9

10 10 Operating Stats 4 Open Date 1997/2014 2004 2019 2012 2015 2013 2018 2018 2020 2021 Signed MoU & framework agreement in major Tier 2 locations (lease / operate and management contract model) Gross Floor Area (sqm) 34,448 2 7,559 2 20,844 2 6,900 30,057 3 16,145 69,008 2 28,471 22,834 64,000 # of Beds 4 93 41 71 23 100 3 83 99 85 200 250 - 350 # of Consultation Rooms 237 3 71 3 97 3 31 31 32 123 5 41 5 37 5 TBC # of Satellite Clinics 8 2 0 0 0 1 1 N/A TBC TIER 1 Shanghai Puxi 1 (new) Shanghai Puxi (old) Asset Overview Source: Company ; As of Dec 31, 2019 Note: 1. New Shanghai Puxi is the expansion of the old Shanghai Puxi 2. Includes satellite clinics associated with hospitals UFH Beijing City Cluster Shanghai City Cluster Greater Bay Cluster OPERATING ASSETS EXPANSION ASSETS (TIER 1 ONLY) JCI - Accredited Beijing Chaoyang Shanghai Pudong Beijing Datun Shenzhen Management Contract Guangzhou Qingdao Beijing Rehab Tianjin TIER 2 EXPANSION ASSETS (TIER 2) 3. Includes Building A and additional capacity from Building B expansion; Revenue per sqm only accounts for the 20,057 sqm cu rre ntly in use 4. Stands for the maximum bed capacity as of fiscal year - end 5. Stands for the maximum number of consultation rooms designed

11 FY2019 Revenue (in million RMB) FY2019 Pro - forma Adjusted EBITDA (in million RMB) 2019 Revenue / Pro - forma Adjusted EBITDA 1 Summary 483 163 161 159 Tier 1 Operating Assets Total 0 HQ Tier 2 Operating & Other Assets Expansion Assets 1,811 359 280 Tier 1 Operating Assets Total Tier 2 Operating & Other Assets Expansion Assets 2,449 9% Y - o - y Growth 19% 21% 170% Pro - Forma Adjusted EBITDA Margin % 27% n.m. 0% - 58% 7% Revenue per Bed 2 Notes: 1. See slide 46 for a reconciliation of net loss to Pro - forma Adjusted EBITDA 2.Revenue per bed is calculated based on the weighted average maximum bed capacity of the fiscal year 3.Refferring to Beijing United Family Hospital in Chaoyang as its associated clinics 4.Referring to Shanghai Puxi United Family Hospital and its associated clinics. Maximum bed capacity for Shanghai Puxi United Family Hospital increased with the relocation to new site in Q4 2019 Beijing 3 14.0 1.7 1.5 4.6 Shanghai 4 10.8

12 12 Hospitals: Long Term Maturity Cycle 0 50 100 150 200 250 300 350 400 450 500 550 600 650 700 750 800 850 900 950 1,000 1,050 1,100 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 QDU (20,057 sqm 3 ) BJU (24,959 sqm) PXU (previously 7,559 sqm; 20,844 sqm after relocation) TJU (6,900 sqm) Rehab (16,145 sqm) Hospital Revenue (mm RMB) Due to capacity bottleneck with only 5,886 sqm, Shanghai hospital struggled to take on additional patient volume and develop higher acuity services. Capacity issue was solved in October 2019 when Shanghai hospital moved to a new site with 19,172 sqm of facility size GZM (69,008 sqm) Dec - 19 (Month 15 1 ) Run Rate Revenue 2 (RMB 200mm) PDU (28,471 sqm) Dec - 19 (Month 13 1 ) Run Rate Revenue 2 (RMB 131mm) Source: Company ( Unaudited); As of Dec 31, 2019 1. Since the hospital obtained its OB license 2. Run - rate revenue is defined as monthly revenue * 12 3. Only 20,057 sqm Building A is currently in use and contributes revenue for now; total GFA is 30,057 sqm which includes Bui ldi ng A and additional capacity from Building B expansion

13 Significant White Space for Growth in Tier 1 Cities 1 Tier 1 Cities # of UFH Patients 2 ~200,000 Tier 1 Cities Target Addressable Market 3 ~4.1 million Tier 1 Cities Total Resident Population 4 ~ 74 million ~5% ~0.3% Significant white space within Tier 1 Cities for future growth Source: Company Analysis, National Bureau of Statistics 1. Tier 1 Cities include Beijing, Shanghai, Guangzhou and Shenzhen 2. Number of unique UFH patients in Tier 1 cities in 2019 3. Addressable market includes target expatriate population, local population with out - of - pocket payment and local population with premium hea lthcare insurance coverage as of 2018 4. Number of residents in Beijing, Shanghai, Guangzhou and Shenzhen as of 2018

14 14 Shanghai United Family Pudong Hospital Q2 2020 BUSINESS HIGHLIGHTS

15 15 Financial Snapshot Outpatient Visit - 23.3 % YoY 40.5 % QoQ 125,723 Visits Inpatient Admission - 23.6 % YoY 0.1 % QoQ Utilization Rate Compared to 37.5 % in 2Q19 32.1 % Operational Snapshot Adjusted EBITDA (before IFRS 16 Adoption) 1 RMB 54.0 mn Total Revenue - 12.6 % YoY 27.4 % QoQ RMB 548.9 mn 2,059 Admissions Q2 2020 Operational and Financial Snapshot Notes: 1. See slide 46 for a reconciliation of net loss to Adjusted EBITDA (before IFRS 16 Adoption) Outpatient ASP 10.8 % YoY RMB 2,640 Inpatient ASP 16.1 % YoY RMB 101,024 2.3 % YoY

16 16 Revenue Outperformed 2019 for Consecutive Four Weeks Since Mid July 1/18 2/2 2/17 3/3 3/18 4/2 4/17 5/2 5/17 6/1 6/16 7/1 7/16 7/31 8/15 (1) (1) (0) (0) (0) (0) - 0 0 Last Day of the Week Y - o - y % of 2020 Weekly Revenue Q1 Chinese New Year 2019 Chinese New Year & Wuhan Lock down 1/23 Wuhan Lift lock down 4 / 8 B eijing lowered COVID - 19 emergency response to Level 2 4/30 Outperform 2019 for Consecutive 4 Weeks Q2 “ Xinfadi ” Cases Beijing raised COVID - 19 emergency response to Level 2 again 6/16 Beijing adjusted to Response Level 3 7/20 - 51% Turning Point (Y - o - y%) - 42% - 25% 0% Stage 1: COVID - 19 Outbreak to Turning Point Stage 2: Markets Recovery (except for Beijing) Stage 3: All Markets Recovery Notes: 1. QTD by the end of the Week of Aug 15 th 2. Above this line indicates y - o - y growth and below the line means y - o - y decline due to COVID - 19 Q3 QTD 11 .6% Stage 4: Beijing 2 nd Wave Outbreak Stage 5 : YoY Revenue Growth 0% 2

Strong Recovery for Both Local and Expat Patient Base



Y-o-y % of 2020 Monthly Revenue
Local
Expat
Local (excl. BJM)
Total
0%1
14%
10%
6%
6%
-14%
-26%
-36%
-62%
2020
Jan
Feb
Mar
Apr
May
Jun
Jul

- **Strong local demand** contributed to the rapid recovery since April despite a temporary reimposition of restrictions in Beijing, demonstrating **high resilience of our local customer base**
- Despite continued restrictions on inbound travel to China, **revenue from expat patients also recovered strongly** in the quarter, with continued growth expected as restrictions begin to ease

UFH has reported positive YoY growth for both local and expat population in July

NEW FRONTIER HEALTH

Notes:
1. Above this line indicates y-o-y growth while below the line means y-o-y decline due to COVID-19.

17

18 18 GZU Broke Even in May and Recorded Positive EBITDA for Three Consecutive Months After only 21 months of Operations 1 - 2.6% 22.3% Jan 8.9% Feb 3.7% Mar Apr 22.5% May 31.7% Jun 43.5% Jul GZU 2020 Monthly Revenue (Y - o - y%) 2020 Positive EBITDA Notes: 1. Since the hospital obtained its OB license

19 19 Specialty Development: 500 Da Vinci Surgeries & Various Notable Surgeries  BJU celebrated its 500 Da Vinci surgeries in May  Over 10 physicians in BJU have extensive robotic surgery experience in various specialties such as u rology , thyroid, gastrointestinal and gynecology  The first capsule pacemaker was implanted in BJU, j oining the ranks of top hospitals such as Anzhen Hospital and Beijing Fuwai Hospital with this service  PXU’s first 2 interventional cardiac surgeries completed in the brand new hybrid operating room

20 20 Fight Against COVID - 19 Volunteers in the Mass Testing after the “ Xinfadi ” Cases PCR Lab Approved for COVID Testing  Actively participating in the sample collection for over 40K people in Chaoyang district  Providing group testing for Fortune 500 Companies  UFH is enabled to deliver testing results itself after commencement of COVID RNA testing in our Beijing PCR lab We have performed testing for 24K+ people across the nation 1 1. As of the date of Earnings Release

21 21 2020 “618” E - commerce Campaign >5x Total GMV Y - o - y 5k Products Sold Total 1 .8m Live Audience 1.5k Products Sold Live No.1 1 No.1 Live GMV 2 in Healthcare Sector 3 No.1 1 618 Healthcare Live Hour List Partnered with Taobao from this successful event and pushed forward strategic initiatives with Ali Health Notes: 1. Ranking provided by Taobao 2. GMV = Gross Merchandise Volume 3. In self - operating Tmall store 6 / 16 CEO live broadcasting :  2 - hour live show with Roberta Lipson, Carl Wu, Janice Man and 6 doctors  Promoting healthy lifestyle and various UFH health products  Successful in attracting new patients and building brand awareness Event result snapshots :

22 22 New Business Model: Corporate Health Clinic Tianchen Clinic  Opened inside headquarter of Asia Infrastructure Investment Bank (“AIIB”) for insured covered AIIB employees in April  Some service provided under a health management fee arrangement with AIIB and some will be paid by patient or direct billed to insurers Universal Beijing Resort:  The sole medical provider on - site for employees and guests  Start providing medical service in Q4 2020 Corporate Health Clinic Established Partnership with AIIB and Universal Studio The exciting new business model (corporate health office) allows UFH to directly access long - term partners and target customers  Revenue Model: - Service purchase from corporates - For on - site medical support, ambulance service and primary care for corporate partners - No rental cost and limited CAPEX investment  Able to reach and serve targeted customer and make potential referrals to BJU

23 Strategic Priorities for 2H 2020  Market Level Organizational Consolidation and Optimization  Ramp - up of Newly Opened Facilities (Shanghai Puxi , Shanghai Pudong and Guangzhou)  Invest in Core Markets and Expand Capabilities in Selected Specialties  Invest in Digital Patient Experience and Online Capabilities  Expand Tier 1 City Outpatient Network  Continue with Cost and Cash Control / Business Recovery Post Coronavirus  Prepare for the Launch of Beijing Datun Hospital and Shenzhen Hospital

24 24 Shanghai United Family Hospital Q2 2020 FINANCIAL RESULTS

25 Q2 Revenue Recovered from Q1 23 43 55 69 74 82 65 89 61 71 79 84 87 83 93 96 64 78 391 429 405 434 435 477 437 462 302 382 507 18 19Q1 18Q1 520 20 18Q2 18Q4 18Q3 19Q2 431 19Q3 604 19Q4 20Q1 20Q2 470 562 577 628 640 549 Operating Tier 1 Operating Tier 2 & Other Assets Expansion Revenue (in million RMB) - 25% 19% 14% Y - o - y Growth - 20% - 7% 30% Y - o - y Growth - 13% 27% Q - o - q Recovery

26 Outpatient and Inpatient Volume by Segment Outpatient Volume Inpatient Admission 521 291 378 392 446 361 405 1,575 561 514 581 616 528 614 616 451 450 1,612 1,597 1,686 1,687 1,789 1,598 1,850 1,244 1,204 19Q2 37 18Q2 2 18Q1 18Q3 18Q4 19Q1 19Q3 19Q4 20Q1 20Q2 2,096 2,695 2,175 2,148 2,430 2,604 2,594 2,912 2,056 2,059 163 9,030 9,753 9,837 13,384 15,499 18,657 17,259 20,267 13,203 17,870 16,425 18,431 20,770 21,533 21,139 21,552 21,782 23,038 12,564 18,438 109,084 115,687 109,632 112,771 114,913 123,801 114,626 120,131 63,696 89,415 18Q1 20Q2 19Q2 18Q3 18Q2 18Q4 19Q1 19Q3 19Q4 20Q1 125,723 140,239 134,539 143,871 147,688 151,551 164,010 163,436 153,667 89,463 - 41% 10% 11% - 28% - 14% - 4% - 33% - 15% 7% Y - o - y Growth Y - o - y Growth Operating Tier 1 Operating Tier 2 & Other Assets Expansion - 23% - 21% 21% 20% - 24% Y - o - y Growth 41% 0% Q - o - q Recovery Q - o - q Recovery Notes: 1. Due to lower admissions in the pediatrics department throughout UFH facilities, as schools stayed closed and enhanced pers ona l hygiene and protective measures for school children were implemented (Excl. Beijing) 7% 1

27 ASP 1 Increased in Q2 Due to Higher Acuity Procedures Outpatient ASP Inpatient ASP 19Q2 92,964 18Q3 18Q1 86,379 87,019 81,965 19Q3 89,755 18Q4 83,932 101,024 18Q2 20Q2 19Q1 86,847 20Q1 79,807 89,969 19Q4 2,390 18Q2 2,226 19Q1 2,267 19Q4 2,240 19Q2 18Q4 2,341 2,383 2,358 18Q1 19Q3 2,640 2,377 2,608 18Q3 20Q1 20Q2 9% 2% 4% Y - o - y Growth Y - o - y Growth Notes: 1. Average selling price 11% 13% - 3% 4% Y - o - y Growth 16%

28 Adjusted and Pro - forma Adjusted EBITDA 1 Tier 1 Operating Assets Tier 2 Operating and Other Assets Expansion Assets Total 52.8 34.2 5.8 5.8 5.8 1.9 18Q3 18Q2 18Q1 18Q4 50.5 30.9 19Q1 19Q2 - 10.9 54.0 19Q3 25.7 19Q4 20Q1 20Q2 35.9 8.8 36.7 58.6 40.0 27.6 - 67.7 - 24.1 - 37.5 - 60.6 - 63.8 - 43.6 - 40.8 - 40.0 - 37.0 - 42.6 - 19.5 19Q1 18Q1 18Q3 18Q2 18Q4 19Q3 19Q2 19Q4 20Q1 20Q2 - 4.2 - 1.4 - 0.7 - 3.7 0.4 - 3.5 2.3 0.6 - 11.5 3.6 18Q3 18Q1 19Q1 19Q2 18Q2 18Q4 19Q3 19Q4 20Q1 20Q2 5.8 18Q1 1.9 18Q4 20Q1 109.9 98.6 88.0 18Q3 5.8 18Q2 110.5 19Q1 19Q3 20Q2 119.4 135.8 141.6 19Q2 116.3 5.8 107.6 19Q4 97.3 116.3 115.7 109.5 22.9 - 27% 201% 52% 2% Y - o - y Growth Pro - forma Adjustments 1 Notes: 1. See slide 46 for a reconciliation of net loss to Adjusted EBITDA (before IFRS 16 Adoption) and Pro - forma Adjusted EBITDA. HQ Expenses - 33.1 - 30.1 - 37.6 - 39.9 - 36.5 - 38.6 - 37.9 - 45.4 - 36.4 - 28.7 19Q2 18Q2 18Q1 18Q3 19Q3 18Q4 19Q1 19Q4 20Q1 20Q2 26%

29 29 Operating Expenses L owered Cost Structure Due to Cost Saving Initiatives 361.3 289.0 20Q2 19Q2 SWB 58% As % of Revenue 53 % Salary, Wages & Benefits (in million RMB) 84.5 69.1 106.2 85.2 103.4 100.7 3.4 - 1.4 19Q2 276.1 - 0.8 20Q2 - 1.8 272.4 Depreciation and Amortization 2 Supplies & Purchased Medical Service Lease & Rental 3 Bad debt benefit 1 Others 43% As % of Revenue 50% Other SG&A (in million RMB) Notes: 1. 2020 Q2 increases due to better collection rates over the past year. 2. 2020 Q2 decreases due to fair value appreciation of plant and equipment, contracts with insurers related to the business c omb ination, and full depreciation of the newly expanded PXU facility. 3. 2020 Q2 is a benefit of RMB0.8 million primarily due to a reduction in rental expenses as a result of government policies dur ing the pandemic.

30 Strong Balance Sheet and Positive Free Cash Flow in Q2 2020 Notes: 1. Adjusted operating cash flow is defined as cash generated for operating activities less capital lease payments, adding back i nte rest expense and one - off transaction related costs. See slide 45 for detailed reconciliation 2. Free cash flow is defined as operating cash flow less maintenance CAPEX Adj. Operating Cash Flow 1 Apr to Jun, 2020 10 RMB million Cash and Cash Equivalents As of June 30 th , 2020 846 RMB million Free Cash Flow 2 Apr to Jun, 2020 3 RMB million

31 31 Qingdao United Family Hospital GROWTH INITIATIVES

32 32 Managed Care Patient is paired with a Primary Care Provider Incentivizes pro - active prevention Aligns the interests of payer, provider and patient I ncentivizes chronic disease management I ncentivizes cost saving with no compromise on quality 1 2 3 4 5 Provider Patient Payer Shared Risk Model  Partnering with patients to use pro - active approaches to keep them healthy  Patients stay healthy and we have healthy margins  Giving patients transparency and predictability in their healthcare expenditures Risk shared by UFH and insurer

33 33 Enhance Clinic Networks in Existing Markets Integrated Healthcare Services Model Generating Significant Synergies. Continue to Replicate Outpatient Networks in Existing Mar kets Significant Referral Revenue from Beijing Clinics (RMB mm) SUCCESSFUL HUB & SPOKE BUSINESS MODEL Source: Company; As of Dec 31, 2019 Hospitals Clinic Clinic Clinic Clinic Clinic Clinic 79 88 93 89 9.4% 9.7% 9.2% 8.4% 2019 2016 2017 2018 Beijing Hospital referral revenue from clinics C ontribution to hospital revenue

34 34 Upside Catalysts Delivering Additional Value CLEAR SPECIALTY FOCUS  Continue deep specialization in select areas but maintain a comprehensive suite of services  Grow IVF from Tianjin to nationwide  New centers of excellence: oncology, orthopedics, ENT, sleep center, geriatric center, gynecology, advanced surgical , etc. TECHNOLOGY UPGRADES M&A OPPORTUNITIES  Strategic acquisitions of specialty hospitals, outpatient and services network to further complement our existing portfolio  Management contracts include a right to acquire managed hospitals  Focus on increasing acuity services (robotics, oncology, advance imaging) to drive ASP / margin and create higher barriers to competitors  Develop internet hospital and online portal to further engage with patients  Continued investment in the AI and mobile technology for data analytics, online consultation, risk underwriting, preventive care

35 35 Investment Highlights Well - established nationwide platform with scale and an experienced management platform 4 Attractive valuation on a sum - of - the - parts basis 5 Multi - dimensional growth opportunities 6 The leading comprehensive healthcare services provider with the most reputable brand in China 2 Robust outlook of the Chinese private healthcare industry supported by favorable long term secular drivers 1 Unique hospital + clinic hub & spoke network; “entire lifecycle” coverage 3

36 APPENDIX A - INDUSTRY OVERVIEW

37 37 REVENUE FOR HEALTHCARE SERVICES IN CHINA - HOSPITALS & PRIMARY CARE (US$ bn) 1 CAGR 13 - 18 (%) CAGR 18 - 23 (%) 22% 11% 21% 9% (US$ bn) 1 42% 58% 59% 59% 59% 60% 62% 41% 41% 41% 40% 38% Rapid Growth in Demand for Healthcare Services 23% 25% CAGR 17 - 23 (%) 20% 22% CAGR 13 - 17 (%) Source: NHFPC, Company Analysis 1. Exchange rate at USD:RMB = 1.00 : 6.80 2. Annual high - end medical spending by residents (Expatriate, Local out of Pocket, Local Insured Patients) in Tier 1 & Tier 2 ci ties of China Local out of Pocket is defined as affluent households with annual income > RMB 324K Assumed addressable population all live in Tier 1 and Tier 2 cities; Tier 1 cities: Beijing, Shanghai, Guangzhou and Shenzhen ; Tier 2 cities: 46 cities incl. Tianjin, Nanjing, Hangzhou, Chongqing, Chengdu, Ningbo and etc. PREMIUM HEALTHCARE EXPENDITURE 2 IN CHINA 2023E 488 2013A 8% 389 340 2014A 92% 2015A 91% 2016A 88% 434 1,009 90% 2017A 89% 12% 544 2018A 609 10% 8% 9% 19% 11% 92% 81% Private Public 41% 59% 42% 58% 41% 2013A 2014A 59% 62% 2015A 41% 59% 2016A 40% 60% 2017A 38% 2023E 5 7 8 10 13 40 1st tier 2nd tier

38 38 China is Under - penetrated in Private Healthcare 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 300 700 500 600 900 1,000 1,100 400 1,300 1,200 800 5,300 0 Germany SOUTH AFRICA Spain Private healthcare spending per capita (US$) Taiwan South Korea GDP per capita (US$ ‘000) Canada Japan United States Singapore China France Switzerland BRAZIL Australia Asia NA EU LatAm & Africa AU South Africa and Brazil have lower/comparable income but higher spending than China China Tier 1 1 Source: EIU, Euromonitor, BMI, Hong Kong Food and Health Bureau; A s of 2017 1. Tier 1 cities include Beijing, Shanghai, Guangzhou and Shenzhen. Private healthcare spending per capita assumed to mirror pri vate vs. public hospital revenue trends in China Countries and Regions

Top Trends in the Chinese Public and Private Hospital Sectors

TOP TRENDS IN THE PUBLIC HOSPITAL SECTOR

SCARCITY AND UNEVEN DISTRIBUTION OF QUALITY MEDICAL RESOURCES



# of Annual Hospital Outpatient Visits (mm)
Class III: 2,232 (8%)
Class II: 7,944 (27%)
Class I: 9,282 (32%)
Unrated: 9,682 (33%)
# of Hospitals in China
Class III: 1,628 (50%)
Class II: 1,217 (37%)
Class I: 218 (7%)
Unrated: 207 (6%)

IMMENSE PRESSURE ON PUBLIC HEALTHCARE SYSTEM

3+ hours Average time to visit a physician

<5 mins Actual time spent in a physician consultation

90+% Average bed occupancy rate in public hospitals

EXPECTED DEFICIT OF THE BASIC SOCIAL MEDICAL INSURANCE



(RMB bn)
2020E
Deficit is expected to arise
2026E
(2,300)

TOP TRENDS IN THE PRIVATE HOSPITAL SECTOR

Highly Fragmented Market

- Limited scaled players provide opportunity for a large, branded player like UFH

Lack of a Comprehensive Service Provider

- Most private hospital systems are focused on a single specialty / low acuity situations

Brand Recognition and Reputational Issues

- Scarcity value as few players have both a strong brand and reputation

Willingness to Pay

- >80% of patients are willing to pay a premium to visit a private hospital
- Huge under supply of premium hospitals

Private hospitals in China are facing challenges that present unique opportunities for a branded comprehensive player like UFH

NEW FRONTIER HEALTH

Source: Frost & Sullivan, PwC survey on urban middle class Chinese, National Health and Family Planning Commission, Company Analysis; As of 2016

39

40 40 25 40 64 103 314 106 139 183 240 483 131 179 247 343 797 90 109 155 212 303 7% 8% 11% 15% 22% 0 200 400 2000A 2010A 2020E 2030E 2040E Population Aged 65+ as % of Total Population Aging Population and Commercial Healthcare Insurance are Key Long - Term Growth Drivers of Healthcare Services 15% 28% CAGR 18 - 23 (%) 15% 25% CAGR 12 - 18 (%) RAPIDLY AGING POPULATION China population aged 65+ (Persons mm) HIGH - END PHI 2 ADDRESSABLE POPULATION ('000) COMMERCIAL HEALTH INSURANCE GWP 1 (US$ bn) 2 China Population Aged 65+ (Persons mm) 2012A 2014A 2016A 2018E 2023E Source: United Nations, China Insurance Yearbook, CIRC, McKinsey Global Institute, Company Analysis 1. Include all local and foreign players. Health insurance GWP (gross written premium) includes premium sold by both life and P& C insurers 2. PHI = Private Health Insurance 3. Exchange rate at USD:RMB = 1.00 : 6.80 Tier 1 cities Tier 2 cities 2023E 2012A 13 2016A 2014A 2018E 23 59 94 294

41 41 APPENDIX B – ADDITIONAL MATERIALS

42 42 Summary Shareholder Structure 1,2 of NFH 7% 11% 7% 4% 10% 61% New Frontier Group Other Public Investors Vivo Capital Capital Group Fosun UFH Management Free Float (%) ~90 Note : 1 . 131 mm s hares outstanding before accounting for roll - over NFH ESOP from UFH management and SPAC warrants (currently out - of - the - money) . 2 . As a result of the execution of the Fosun Director Nomination Agreement, Vivo Director Nomination Agreement, Irrevocable Proxies, and Director Support Letter Agreements, each Reporting Person may be deemed to be members of a “group” within the meaning of Section 13 (d)(3) of the Exchange Act with NFPH, Vivo LP and Fosun with respect to the election of directors of the Issuer as described in Item 4 of this Amendment No . 1 . As a result, the group may be deemed to have acquired beneficial ownership of all the Ordinary Shares beneficially owned by each member of the “group” and each Reporting Person may be deemed to beneficially own all of the Ordinary Shares beneficially owned by the group . As such, the group may be deemed to beneficially own in the aggregate 81 , 096 , 625 Ordinary Shares, which represents approximately 55 . 5 % of the total outstanding Ordinary Shares .

Management Team of NFH

Chairman of the Board



Antony Leung

- Chairman of NFH
- Chairman / Co-Founder of New Frontier Group
- Chairman of Nan Fung Group
- Former HK Financial Secretary
- Former Chairman of Blackstone Greater China, JP Morgan Asia

Executive Committee of the Board of Directors



Roberta Lipson

- CEO of NFH
- Founder of United Family Healthcare
- Medical industry experience: 35+ years
- One of the most well-regarded healthcare executives in China



Carl Wu

- President and Chairman of Executive Committee of NFH
- CEO / Co-Founder of New Frontier Group
- Experienced healthcare entrepreneur (Co-founder of Care Alliance, YD Care, and Heal)
- Former Managing Director at Blackstone



Shan Fu

- Managing Partner, Co-CEO of Vivo Capital, CEO of Vivo Capital Greater China
- Former Senior Managing Director and Chief Representative of Blackstone China
- Department of Foreign Investment in National Development and Reform Commission (NDRC)
- State Economic and Trade Commission

Operational / Medical Experts



Walter Xue
Chief Financial Officer

- Past experience: 25+ years in healthcare industry



David Zeng
Chief Operating Officer

- Past experience: Blackstone Private Equity Group (HK), Barclays



Xiaoyan Shen
Chief Nursing Officer

- Medical industry experience: 30+ years



Sylvia Pan
GM, Beijing

- Medical industry experience: 25+ years



Lai Heng Mah
GM, Shanghai Puxi

- Medical industry experience: 22+ years
- Past experience: KPJ Healthcare Berhad



Dr. Michael Zhang
GM, Shanghai Pudong

- Medical industry experience: 20+ years
- Past experience: SIMC, Xinhua Hospital



Dr. Kate Gaynor
GM, Guangzhou

- Medical industry experience: 15+ years
- Past experience: US CDC, Hawaii DMAT



Daniel Liu
GM, Tianjin

- Medical industry experience: 25+ years
- Past experience: CR Phoenix



Ao Wang
GM, Qingdao

- Medical industry experience: 12+ years

NEW FRONTIER HEALTH

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Experienced Board of Directors

Non-Independent Directors



Antony Leung

- Chairman of NFH
- Chairman / Co-Founder of New Frontier Group
- Former Financial Secretary of Hong Kong
- Nan Fung Group Chairman and CEO
- Blackstone Chairman of Greater China
- J.P. Morgan Chairman of Asia
- Citibank Head of China & Hong Kong and Private Bank for Asia



Carl Wu

- President and Chairman of Executive Committee of NFH
- CEO / Co-Founder of New Frontier Group
- Experienced healthcare entrepreneur (Co-founder of Care Alliance, YD Care, and Heal)
- Founding member of Blackstone Asia Pacific and Blackstone China



Roberta Lipson

- CEO of NFH
- Founder of UFH
- Medical industry experience: 35+ years
- One of the most well regarded healthcare executives in China



Qiyu Chen

- Executive Director and the Co-CEO of Fosun International
- Executive Director and the Chairman of Fosun Pharma
- Non-executive director and Vice Chairman of Sinopharm Group



Shan Fu

- Managing Partner, Co-CEO and CEO of Vivo Capital in Greater China
- Senior Managing Director and Chief Representative of Blackstone
- Department of Foreign Investment in National Development and Reform Commission (NDRC)
- State Economic and Trade Commission



David Zeng

- COO of NFH
- Managing Director of New Frontier Group
- Blackstone Private Equity Group (HK)
- Barclays

Independent Non-executive Directors



Dr. C H Leong

- Senior Advisor of New Frontier Group
- Hong Kong University Council Chairman
- Non-official member of the Executive Council of HKSAR
- Hong Kong Hospital Authority Chairman
- Member of Hong Kong Legislative Council



Frederick Ma

- Senior Advisor of New Frontier Group
- Independent Non-Executive Director of Guangshen Railway
- Non-executive Chairman of MTR
- Secretary for Commerce & Economic Development of HKSAR
- Secretary for Financial Services and the Treasury for HKSAR
- CFO of PCCW



Lawrence Chia

- CEO of the Samling Group
- Former CEO of Deloitte China
- Former Executive Committee of Deloitte Touche Tohmatsu Limited
- Independent Non-Executive Director of BC Technology Group
- Over 30 years of experience in financial advisory and corporate finance in Greater China

NEW FRONTIER HEALTH
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45 Strong Cash Flow and Balance Sheet Notes: 1. Due to IFRS 16 adoption, capital lease payments is categorized as cash used for financing activities. 2. Maintenance capex is defined as all capex spent for existing operations of the facilities. 3. Expansionary capex is defined as capex spent for building new facilities including the new site of Shanghai Puxi Hospital, Sh ang hai Pudong Hospital, Guangzhou Hospital and Beijing Datun Hospital. (RMB million) 1Q20 Operating Cash Flow & Free Cash Flow: Cash Flow Generated from Operating Activities 387 Less: Release of Restricted Cash (383) Less: Capital Lease Payments 1 (72) Add: Interest Expense Paid 61 Add: One - off Transaction Expense Paid 18 Adjusted Operating Cash Flow 10 Less: Maintenance CAPEX (7) Free Cash Flow 3 CAPEX: Maintenance CAPEX 2 7 Expansionary CAPEX 3 108 Total CAPEX 115

Reconciliation of Non-IFRS Financial Measures

(in RMB million)	For the quarter ended 31 December	For the year ended 31 December	For the quarter ended 30 June	
	2019	2019	2019	2020
Net loss	**(223)**	**(430)**	**(75)**	**(79)**
Less: Finance income	(1)	(2)	(1)	(1)
Add: Finance costs	54	157	34	66
Add: Other losses (gains)	(13)	9	14	-
Less: Gain on disposal of an associate			-	(3)
Less: Other income, net	13	6	(1)	(6)
Add: Income tax expense/(benefit)	7	63	23	7
Operating loss	**(163)**	**(198)**	**(6)**	**(16)**
Add: Share-based compensation	2	34	19	1
Add: Depreciation and amortization	88	342	85	106
Add: Discontinued monitoring fee payable to Fosun Pharma and TPG[1]	1	4	1	-
Add: One-off transaction costs	147	160	4	1
Add: Relocation costs of New Puxi Hospital	3	6		
Add: Severance costs				11
Adjusted EBITDA	**79**	**349**	**103**	**103**
Less: Lease expense adjustments as a result of IFRS 16 adoption	(53)	(205)	(50)	(49)
Adjusted EBITDA (before IFRS 16 adoption)	**26**	**144**	**53**	**54**
Add: PXU Pro-forma Adjustments[2]	2	19		
Pro-forma Adjusted EBITDA	**28**	**163**	**53**	**54**

Notes:
1. Monitoring fee payable to TPG and Fosun is not related to business operation and is discontinued from 2020 onwards.
2. The adjustments include (i) giving a pro forma effect to annual rent reimbursement of approximately RMB15 million which took effect in November 2019 as if such reimbursement commenced on January 1, 2019, (ii) adding back RMB 3.7 million for additional rental expenses incurred prior to the PXU relocation due to space constraints, and (iii) RMB 3.7 million of ongoing net savings on fees payable to our business partner for this property in accordance with the rental reimbursement.

NEW FRONTIER HEALTH
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